FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For April 2014

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SEE INSIDE FOR NEWS OF SHAREHOLDER PRESENTATION IN LONDON

NOTICE OF ANNUAL GENERAL MEETING ROYAL DUTCH SHELL PLC

Circustheater, Circusstraat 4, The Hague, The Netherlands
Tuesday May 20, 2014 at 10:00 (Dutch time)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Royal Dutch Shell plc (the "Company"), please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

Royal Dutch Shell plc

CONTENTS	03 CHAIRMAN’S LETTER	12 SHAREHOLDER NOTES

	04 NOTICE OF ANNUAL GENERAL MEETING	15 APPENDIX

	06 EXPLANATORY NOTES ON RESOLUTIONS	17 ATTENDANCE ARRANGEMENTS

	08 BIOGRAPHIES	18 SHAREHOLDER PRESENTATION, LONDON

     AVAILABILITY OF DOCUMENTS

The Company’s Annual Report and Form 20-F for the year ended December 31, 2013, and the Strategic Report 2013 can be found at www.shell.com/annualreport.

The 2014 Notice of Annual General Meeting can be found at www.shell.com/agm.

If you would like, free of charge, a paper copy of any of these documents, please contact one of the following:

     United Kingdom

+44 (0)121 415 7073

     United States of America

+1 888 301 0504

     E-COMMUNICATION

If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report or Strategic Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address by registering online at www.shareview.co.uk/clients/shell, you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or request, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below.

     Equiniti

Aspect House

Spencer Road

Lancing

West Sussex BN99 6DA

United Kingdom

0800 169 1679 (UK)

+44 (0)121 415 7073

     ROYAL DUTCH SHELL PLC

Registered in England and Wales, Company number

4366849

Registered office: Shell Centre, London SE1 7NA,

United Kingdom

Headquarters: Carel van Bylandtlaan 30, 2596 HR

The Hague, The Netherlands

Registered with the Dutch Trade Register under number

34179503

CHAIRMAN’S LETTER
03	NOTICE OF ANNUAL GENERAL MEETING 2014

CHAIRMAN’S LETTER

SHAREHOLDER

PRESENTATION, LONDON

A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday May 22, 2014 – two days after the AGM – at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB, United Kingdom. The presentation is not part of the AGM; it is a separate meeting and, whilst all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask questions in person. The Chairman will be present, along with Ben van Beurden, Chief Executive Officer and Simon Henry, Chief Financial Officer.

Further details can be found on page 18.

Dear Shareholder,

I am pleased to invite you to the Company’s Annual General Meeting (AGM) which will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 20, 2014.

Separately a presentation has been arranged in London two days after the AGM. The presentation is not part of the AGM; it is a separate meeting and whilst all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask questions in person. I will be present, along with Ben van Beurden, Chief Executive Officer and Simon Henry, Chief Financial Officer.

BUSINESS OF THE AGM

The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. We have several additional resolutions to consider this year, however all of the business is mainly of a routine nature for a listed company and your Board recommends that you vote in favour of Resolutions 1 to 24. The AGM will be conducted in English although there will be Dutch translation facilities available.

REMUNERATION POLICY

Following recent changes to the UK Companies Act 2006, it is necessary to seek separate shareholder approval for the Directors’ Remuneration Policy and the Directors’ Remuneration Report. So this year we have an additional resolution to approve the remuneration policy. The Company must seek approval for a similar resolution each year unless the policy is left unchanged, in which case shareholder approval need only be sought as a minimum every three years.

DIRECTORS

In line with the UK Corporate Governance Code, all Directors will retire at the AGM and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek re-appointment by shareholders. Josef Ackermann has decided not to seek re-appointment and I would like to take this opportunity to thank him for his distinguished service to the Company.

At this AGM, shareholders will also be asked to vote on the appointment of Euleen Goh and Patricia A. Woertz as Directors of the Company with effect from September 1, 2014, and June 1, 2014, respectively.

I believe that the appointments and each of the re-appointments proposed in Resolutions 4 to 15 are in the best interests of the Company. The biographical details of each Director are given on pages 8 to 11 and I hope you will vote in support of these resolutions.

EMPLOYEE INCENTIVE PLANS

We are also seeking shareholders’ approval for three employee incentive plans which can provide incentives for the Executive Directors and other selected employees. They replace similar plans which were approved in 2005 and which would otherwise expire in 2015. The Remuneration Committee has consulted with major shareholders in the design of the plans, which we believe effectively align the interests of the Executive Directors and senior management with those of shareholders. A summary of the plans and the proposed initial performance targets are set out in the Appendix on pages 15 and 16.

AGM WEBCAST

Shareholders unable to attend the AGM in person can watch via our webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the webcast should log on to www.shell.com/agm/webcast and follow the online instructions.

Further details can be found on page 13.

QUESTION AND ANSWER SESSION

The AGM provides an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chairman of the AGM, I will endeavour to ensure that discussions are kept relevant and that as many shareholders as possible have the opportunity to speak.

VOTING

All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. If you are not able to come to the AGM in person, I would urge you to vote by following the guidance notes on pages 12 to 14.

Yours faithfully,

Jorma Ollila

Chairman

March 18, 2014

04	NOTICE OF ANNUAL GENERAL MEETING 2014 REPORTS.SHELL.COM

NOTICE OF ANNUAL

GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the “AGM”) of Royal Dutch Shell plc (the “Company”) will be held at the Circustheater, Circusstraat 4, The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 20, 2014, for the purposes of considering the following business:

To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 18 and 21 to 24 being proposed as ordinary resolutions and those numbered 19 and 20 being proposed as special resolutions.

For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, whilst in the case of special resolutions at least three-quarters of the votes cast must be in favour.

RESOLUTION 1

That the Company’s annual accounts for the financial year ended December 31, 2013, together with the Directors’ report and the Auditors’ report on those accounts, be received.

RESOLUTION 2

That the Directors’ Remuneration Policy, set out on pages 77 to 85 of the Directors’ Remuneration Report, which takes effect from January 1, 2015, be approved.

RESOLUTION 3

That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy set out on pages 77 to 85 of the Directors’ Remuneration Report, for the year ended December 31, 2013, be approved.

RESOLUTION 4

That Euleen Goh be appointed as a Director of the Company with effect from September 1, 2014.

RESOLUTION 5

That Patricia A. Woertz be appointed as a Director of the Company with effect from June 1, 2014.

RESOLUTION 6

That Ben van Beurden be re-appointed as a Director of the Company.

RESOLUTION 7

That Guy Elliott be re-appointed as a Director of the Company.

RESOLUTION 8

That Simon Henry be re-appointed as a Director of the Company.

RESOLUTION 9

That Charles O. Holliday be re-appointed as a Director of the Company.

RESOLUTION 10

That Gerard Kleisterlee be re-appointed as a Director of the Company.

RESOLUTION 11

That Jorma Ollila be re-appointed as a Director of the Company.

RESOLUTION 12

That Sir Nigel Sheinwald be re-appointed as a Director of the Company.

RESOLUTION 13

That Linda G. Stuntz be re-appointed as a Director of the Company.

RESOLUTION 14

That Hans Wijers be re-appointed as a Director of the Company.

RESOLUTION 15

That Gerrit Zalm be re-appointed as a Director of the Company.

RESOLUTION 16

That PricewaterhouseCoopers LLP be re-appointed as Auditors of the Company to hold office until the conclusion of the next AGM of the Company.

RESOLUTION 17

That the Board be authorised to determine the remuneration of the Auditors for 2014.

RESOLUTION 18

That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €147 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 20, 2015, and the end of the next AGM of the Company (unless previously renewed, revoked or varied by the Company in general meeting) but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended.

RESOLUTION 19

That if Resolution 18 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)

to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(B)

in the case of the authority granted under Resolution 19 and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under paragraph (A) above) of equity securities or sale of treasury shares up to a nominal amount of €22 million, such power to apply until the earlier of the close of business on August 20, 2015, and the end of the next AGM of the Company but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends, and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended.

RESOLUTION 20

That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such power to be limited:

(A)

to a maximum number of 633 million ordinary shares;

NOTICE OF ANNUAL GENERAL MEETING
05	NOTICE OF ANNUAL GENERAL MEETING 2014

RESOLUTION 23

That the Restricted Share Plan (“RSP”) summarised on pages 15 and 16 of this Notice and to be constituted by the draft rules produced to the AGM (and, for the purpose of identification, initialled by the Chairman) be approved (subject to such modification as the Directors may consider necessary or desirable to take account of any applicable statutory or regulatory requirements or prevailing practice) and that the Directors be and are hereby authorised to take all actions that they consider necessary, desirable or expedient (1) to implement and establish the RSP and (2) to implement and establish further plans based on the RSP modified to take account of local tax, exchange controls or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation under the RSP.

(B)

by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of:

(i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,

in each case, exclusive of expenses;

such power to apply until the earlier of the close of business on August 20, 2015, and the end of the next AGM of the Company but in each case so that the Company may enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the power ends and the Company may purchase ordinary shares pursuant to any such contract as if the power had not ended.

RESOLUTION 21

That the Long Term Incentive Plan (“LTIP”) summarised on pages 15 and 16 of this Notice and to be constituted by the draft rules produced to the AGM (and, for the purpose of identification,

initialled by the Chairman) be approved (subject to such modification as the Directors may consider necessary or desirable to take account of any applicable statutory or regulatory requirements or prevailing practice) and that the Directors be and are hereby authorised to take all actions that they consider necessary, desirable or expedient (1) to implement and establish the LTIP and (2) to implement and establish further plans based on the LTIP modified to take account of local tax, exchange controls or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation under the LTIP.

RESOLUTION 22

That the Deferred Bonus Plan (“DBP”) summarised on pages 15 and 16 of this Notice and to be constituted by the draft rules produced to the AGM (and, for the purpose of identification, initialled by the Chairman) be approved (subject to such modification as the Directors may consider necessary or desirable to take account of any applicable statutory or regulatory requirements or prevailing practice) and that the Directors be and are hereby authorised to take all actions that they consider necessary, desirable or expedient (1) to implement and establish the DBP and (2) to implement and establish further plans based on the DBP modified to take account of local tax, exchange controls or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation under the DBP.

RESOLUTION 24

That, in accordance with Sections 366 and 367 of the Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to:

(A)

make political donations to political organisations other than political parties not exceeding £200,000 in total per annum; and

(B)

incur political expenditure not exceeding £200,000 in total per annum,

during the period beginning with the date of the passing of this resolution and ending at the conclusion of the next AGM of the Company. In this resolution, the terms “political donation”, “political parties”, “political organisations” and “political expenditure” have the meanings given to them by Sections 363 to 365 of the Companies Act 2006.

By order of the Board

Michiel Brandjes

Company Secretary

March 18, 2014

06	NOTICE OF ANNUAL GENERAL MEETING 2014 REPORTS.SHELL.COM

EXPLANATORY NOTES

ON RESOLUTIONS

NOTE TO RESOLUTION 1

Annual Report and Accounts

The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2013, together with the Directors’ report and the Auditors’ report on those accounts.

NOTE TO RESOLUTIONS 2 AND 3

Consideration and approval of the Directors’ Remuneration Policy and Directors’ Remuneration Report

Following recent changes to the Companies Act 2006 in the UK, it is now necessary to seek separate shareholder approval for the Directors’ Remuneration Policy and the Directors’ Remuneration Report. Resolution 2 is a binding vote and seeks approval for the Directors’ Remuneration Policy only, whereas Resolution 3 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2013, excluding the Directors’ Remuneration Policy. Both are ordinary resolutions.

If the Directors’ Remuneration Policy is approved, the Company will only be able to make payments to Directors after the date the policy takes effect that are consistent with the approved policy. The proposed effective date of the policy is January 1, 2015, and it is intended that the first awards under the new share plans, approval for which is also being sought at this AGM (see Resolutions 21 to 23), will be made shortly thereafter. The Company must seek approval for a similar binding resolution each year unless the policy is left unchanged, in which case shareholder approval need only be sought as a minimum every three years.

The Board considers that the policy is appropriate to the Company’s circumstances and should receive shareholder support.

NOTES TO RESOLUTIONS 4 AND 5

Appointment of Directors

As announced on January 30, 2014, the Board has proposed the appointment of Euleen Goh and Patricia A. Woertz as Directors of the Company with effect from September 1, 2014, and June 1, 2014, respectively. Their biographical details are given on page 9.

NOTES TO RESOLUTIONS 6 TO 15

Retirement and re-appointment of Directors

In line with the UK Corporate Governance Code, all Directors will retire at the AGM and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek re-appointment by shareholders. The Directors retiring and seeking re-appointment at this AGM are Ben van Beurden, Guy Elliott, Simon Henry, Charles O. Holliday, Gerard Kleisterlee, Jorma Ollila, Sir Nigel Sheinwald, Linda G. Stuntz, Hans Wijers and Gerrit Zalm. Their biographical details are given on pages 9 and 11. As announced on March 3, 2014, Josef Ackermann will be standing down as a Non-executive Director at the close of business of the AGM.

Pursuant to the UK Corporate Governance Code, all Non-executive Directors have received formal performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties.

The Board recommends that you support the re-appointment of each of the retiring Directors standing for re-appointment at the AGM.

NOTES TO RESOLUTIONS 16 AND 17

Re-appointment of Auditors and determination of Auditors’ remuneration

The Company is required to appoint Auditors for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 16 proposes the re-appointment of PricewaterhouseCoopers LLP as the Company’s Auditors and Resolution 17 seeks authority for the Board to determine their remuneration. Both resolutions are being proposed as ordinary resolutions.

NOTE TO RESOLUTION 18

Authority to allot shares

This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €147 million (representing 2,100 million ordinary shares of €0.07 each). This amount represents approximately one-third of the issued ordinary share capital of the Company as at March 18, 2014, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice.

This authority complies with the guidelines issued by institutional investors.

The Directors’ authority under this resolution will expire at the earlier of the close of business on August 20, 2015, and the end of the AGM of the Company to be held in 2015. The Directors have no present intention to exercise the authority sought under this resolution.

NOTE TO RESOLUTION 19

Disapplication of pre-emption rights

This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings.

This authority would be, similar to previous years, limited to allotments or sales in connection with pre-emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €22 million (representing 314,285,714 ordinary shares of €0.07 each). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5% of the issued ordinary share capital of the Company as at March 18, 2014, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period without prior consultation with shareholders.

The authority will expire at the earlier of the close of business on August 20, 2015, and the end of the AGM of the Company to be held in 2015. The Directors have no immediate plans to make use of this authority.

NOTE TO RESOLUTION 20

Renewal of authority to make market purchases of ordinary shares

This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous AGMs. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company.

The Directors confirm that they will exercise the ongoing buy-back authority only when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether

EXPLANATORY NOTES ON RESOLUTIONS
07	NOTICE OF ANNUAL GENERAL MEETING 2014

shareholders should sell their ordinary shares in the Company. The Company purchased 127.2 million ordinary shares in the period from the last AGM to March 18, 2014, under the existing authority.

Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury.

The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding.

The authority will expire at the earlier of the close of business on August 20, 2015, and the end of the AGM of the Company to be held in 2015.

NOTE TO RESOLUTIONS 21 TO 23

Approval of employee incentive plans

Your Board is seeking shareholders’ approval in Resolutions 21, 22 and 23, which are ordinary resolutions, for the adoption of three employee incentive plans, a Long Term Incentive Plan (“LTIP”), a Deferred Bonus Plan (“DBP”) and a Restricted Share Plan (“RSP”) (together the “Plans”).

The Plans, which will provide incentives for Executive Directors of the Company and other selected employees of the Royal Dutch Shell Group of Companies, replace similar plans which were approved in 2005 by shareholders of The “Shell” Transport and Trading Company, p.l.c. and Royal Dutch Petroleum Company and which would otherwise expire in 2015. If approved, it is intended that the first awards under the Plans will be made in 2015.

The Remuneration Committee (“REMCO”) has carried out a review of remuneration design for Executive Directors which has informed the design of the Plans. REMCO has also consulted with major shareholders prior to finalising the Plans.

The LTIP is the global group share plan under which awards of shares will be made and is the main long-term share incentive plan for Executive Directors. The number of shares which may vest will depend on the extent to which the performance targets have been met at the end of a three-year period. The DBP will require participants to defer a proportion of their bonus into shares which are released at the end of a three-year period. The RSP will be used on a highly selective basis to make awards of free shares mainly for recruitment and retention purposes. Awards under the RSP will not be made to Executive Directors.

Implementation of elements of the Plans in certain jurisdictions may require consultation with appropriate employee representative bodies.

A summary of the Plans and the proposed initial performance targets are set out in the Appendix on pages 15 and 16 and the remuneration policy under which the Plans will operate for Executive Directors is set out in the Directors’ Remuneration Report on pages 77 to 85 of the Annual Report and Form 20-F for the year ended December 31, 2013.

NOTE TO RESOLUTION 24

Authority for certain donations and expenditure

This ordinary resolution seeks authority from shareholders to enable the Company (and its subsidiaries) to:

•	make political donations to political organisations other than political parties up to an aggregate of £200,000 per annum, and

•	incur political expenditure up to an aggregate of £200,000 per annum,

in the European Union (“EU”) which it would otherwise be prohibited from making or incurring because of the Companies Act 2006. The Directors are seeking such authority for the period up to the conclusion of the next AGM of the Company.

The Company has no intention of changing its current practice of not making political donations or incurring political expenditure within the ordinary meaning of those words and will not do so without the specific endorsement of shareholders. However, the Companies Act 2006 defines “political organisations” widely to include, amongst other things, organisations which carry on or propose to carry on activities that are capable of being reasonably regarded as intended to affect public support for a political party or an independent election candidate in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that political organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it may be in the Company’s interest to support.

Your Directors consider that Resolutions 1 to 24 are in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote in favour of Resolutions 1 to 24.

08	NOTICE OF ANNUAL GENERAL MEETING 2014 REPORTS.SHELL.COM

BIOGRAPHIES

 Non-executive Director [A]

 Resolution 4

 Non-executive Director

 Resolution 7

[A]	Subject to appointment at the AGM.

 Non-executive Director [A]

 Resolution 5

 Chief Financial Officer

 Resolution 8

 Chief Executive Officer

 Resolution 6

 Non-executive Director

 Resolution 9

BIOGRAPHIES
09	NOTICE OF ANNUAL GENERAL MEETING 2014

EULEEN GOH

Non-executive Director [A]

Born April 20, 1955. A Singaporean national, Euleen Goh is a chartered accountant with professional qualifications in banking and taxation. She is a Non-executive Director of DBS Group Holdings Ltd and DBS Bank Ltd, CapitaLand Limited and SATS Ltd, and a member of the Management Advisory Board of NUS Business School and Trustee of the Singapore Institute of International Affairs Endowment Fund. She is also Non-executive Chairman of the Singapore International Foundation, a not-for-profit organisation that seeks to nurture active global citizens.

Previously she held various senior management positions with Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore from 2001 until 2006. In that role, she was responsible for driving the bank’s corporate governance and strategic agenda in Singapore.

She has also held non-executive appointments on various boards including Singapore Airlines Limited, Aviva plc, Singapore Exchange Limited, MediaCorp Pte Ltd, Standard Chartered Bank Thai pcl and Standard Chartered Bank Malaysia Berhad. She was past Chairman of International Enterprise Singapore and Accounting Standards Council, Singapore.

PATRICIA A. WOERTZ

Non-executive Director [A]

Born March 17, 1953. A US national, Patricia A. Woertz is Chairman, Chief Executive Officer and President of Archer Daniels Midland Company in the US. She began her career as a certified public accountant with Ernst & Ernst (later Ernst & Young) in Pittsburgh, US before joining Gulf Oil Corporation in 1977 where she held various positions in refining, marketing, strategic planning and finance.

Following the merger of Gulf and Chevron in 1987, she led international operations as President of Chevron Canada and, later, Chevron International Oil Company. With the merger of Chevron and Texaco in 2001, she was appointed Executive Vice President responsible for global refining, marketing, lubricant, and supply and trading operations.

She serves on the Board of Directors of The Procter & Gamble Company and the US – China Business Council, and chairs the US section of the US – Brazil CEO Forum. She is also a member of the International Business Council of the World Economic Forum and The Business Council. In 2010, she was appointed to the President’s Export Council by President Obama.

BEN VAN BEURDEN

Chief Executive Officer

Born April 23, 1958. A Dutch national, appointed Chief Executive Officer with effect from January 1, 2014.

He was Downstream Director from January to September 2013. Previously he was Executive Vice President Chemicals from December 2006, when he served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence.

He joined Shell in 1983, after graduating with a Master’s Degree in Chemical Engineering from Delft University of Technology, the Netherlands.

GUY ELLIOTT

Non-executive Director

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010.

He was Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited from 2002 to April 2013, and remained Senior Executive Director of these companies until the end of 2013. He joined Rio Tinto Group in 1980 and held a variety of marketing, strategy and general management positions, including Head of Business Evaluation and President of Rio Tinto Brasil. Prior to this, he worked in investment banking and gained an MBA at INSEAD. From 2007 to 2010, he was a Non-executive Director of Cadbury plc, serving as Chairman of its Audit Committee from 2008 to 2009 and as Senior Independent Director from 2008 to 2010.

He is a member of the UK Takeover Panel, which he joined in 2012, and was appointed Chairman of the Code Committee with effect from February 1, 2014. He is Deputy Chairman and Senior Independent Director of SABMiller plc, having been appointed a Non-executive Director in July 2013.

SIMON HENRY

Chief Financial Officer

Born July 13, 1961. A British national, appointed Chief Financial Officer of the Company with effect from May 2009.

He was Chief Financial Officer for Exploration & Production from 2004 to 2009, and was Head of Group Investor Relations from 2001 to 2004. Prior to these roles, he held various finance posts including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster, and General Manager Finance for the South East Asian Retail business.

He joined Shell in 1982 as an engineer at the Stanlow refinery in the UK. In 1989, he qualified as a member of the Chartered Institute of Management Accountants.

CHARLES O. HOLLIDAY

Non-executive Director

Born March 9, 1948. A US national, appointed a Non-executive Director of the Company with effect from September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/ Pacific. He has served as Chairman of the World Business Council for Sustainable Development, Chairman of The Business Council, Chairman of Catalyst, Chairman of the Society of Chemical Industry – American Section, and is a founding member of the International Business Council.

He is Chairman of the Board of Directors of Bank of America Corporation and a Director of Deere & Company.

[A]	Subject to appointment at the AGM.

10	NOTICE OF ANNUAL GENERAL MEETING 2014 REPORTS.SHELL.COM

BIOGRAPHIES CONTINUED

 Non-executive Director

 Resolution 10

 Non-executive Director

 Resolution 13

 Chairman

 Resolution 11

 Deputy Chairman and Senior Independent

 Director

 Resolution 14

 Non-executive Director

 Resolution 12

 Non-executive Director

 Resolution 15

BIOGRAPHIES
11	NOTICE OF ANNUAL GENERAL MEETING 2014

GERARD KLEISTERLEE

Non-executive Director

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010.

He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999, and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a Director of Dell Inc.

He is Chairman of Vodafone Group plc and a member of the Supervisory Board of Daimler AG.

JORMA OLLILA

Chairman

Born August 15, 1950. A Finnish national, appointed Chairman of the Company with effect from June 2006.

From 1999 to 2006, he was Chairman and Chief Executive Officer of Nokia, and continued as Chairman until 2012. He was President and Chief Executive Officer of Nokia from 1992 to 1999 and President of Nokia Mobile Phones from 1990 to 1992, after serving as Senior Vice President, Finance from 1986. He joined Nokia in 1985 as Vice President of International Operations after starting his career at Citibank in London and Helsinki.

He is Chairman of the Board of Directors of Outokumpu Oyj, having been appointed in March 2013.

SIR NIGEL SHEINWALD GCMG

Non-executive Director

Born June 26, 1953. A British national, appointed a Non-executive Director of the Company with effect from July 2012.

He was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012, before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister, and Head of the Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. He joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow, and in a wide range of policy roles in London.

He is a Senior Adviser to the Universal Music Group and a Visiting Professor at King’s College, London.

LINDA G. STUNTZ

Non-executive Director

Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011.

She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, D.C. Her law practice includes energy and environmental regulation as well as matters relating to government support of technology development and transfer. She chaired the Electricity Advisory Committee to the U.S. Department of Energy from 2008 to 2009, and was a member of the Board of Directors of Schlumberger Limited from 1993 to 2010. From 1989 to 1993, she held senior policy positions at the U.S. Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the U.S. House of Representatives.

She is a member of the Board of Directors of Raytheon Company.

HANS WIJERS

Deputy Chairman and Senior Independent Director

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009.

He was Chief Executive Officer and Chairman of the Board of Management of Akzo Nobel N.V. from 2003 to 2012, having become a Board member in 2002. From 1999 to 2002, he was a Senior Partner at The Boston Consulting Group. He was Dutch Minister for Economic Affairs from 1994 to 1998, and was previously Managing Partner of The Boston Consulting Group. He obtained a PhD in economics from Erasmus University Rotterdam while teaching there.

He is a Non-executive Director of GlaxoSmithKline plc, having started this role in April 2013. He is Chairman of the Supervisory Board of AFC Ajax N.V., Chairman of the Supervisory Board of Heineken N.V., and a trustee of various charities.

GERRIT ZALM

Non-executive Director

Born May 6, 1952. A Dutch national, appointed a Non-executive Director of the Company with effect from January 1, 2013.

He was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, an adviser to Permira from 2007 to 2008, and Chief Financial Officer of DSB Bank from 2007 to 2009. He was the Minister of Finance of the Netherlands twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and at the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from this university.

He is Chairman of the Board of Management of ABN AMRO Bank N.V., a position he has held since 2010.

12	NOTICE OF ANNUAL GENERAL MEETING 2014 REPORTS.SHELL.COM

SHAREHOLDER NOTES

THIS SECTION CONTAINS INFORMATION RELATING TO THE FOLLOWING:

1.	Attendance and appointment of a proxy
2.	Corporate representatives
3.	AGM webcast
4.	Electronic proxy appointment
5.	CREST electronic proxy appointment
6.	Audit concerns
7.	Shareholders’ right to ask questions
8.	Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006
9.	Electronic publication
10.	Electronic addresses
11.	Shares and voting rights
12.	Documents available for inspection

1. ATTENDANCE AND APPOINTMENT OF A PROXY

If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares.

There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include:

•	directly as registered shares in certificated or uncertificated form in a shareholder’s own name;

•	through the Royal Dutch Shell Corporate Nominee;

•	indirectly through Euroclear Nederland (via banks or brokers); or

•	as a direct or indirect holder of either A or B American Depositary Shares (ADSs) with the Depositary (The Bank of New York Mellon).

Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM.

Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights.

Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee

•

Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM.

•

Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 19:00 (Dutch time), 18:00 (UK time) on Friday May 16, 2014. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 19:00 (Dutch time), 18:00 (UK time) on the day two working days preceding the date fixed for the adjourned AGM.

•

A shareholder is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and Voting Instruction Forms must reach the Company’s Registrar no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 16, 2014. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM.

•

If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share.

•

If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM.

•	If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares.

•

If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register.

Shareholders holding their shares through Euroclear Nederland (via banks or brokers)

Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear.

If shareholders who hold their shares through Euroclear wish to (i) attend the AGM or (ii) appoint a proxy to attend, speak and vote on their behalf or (iii) give voting instructions without attending the AGM, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, shareholders can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases the validity of the instruction will be conditional upon ownership of the shares at no later than 18:00 (Dutch time),

SHAREHOLDER NOTES
13	NOTICE OF ANNUAL GENERAL MEETING 2014

17:00 (UK time) on Friday May 16, 2014. Any instruction, whether by hard copy or by electronic means, must be received by this time.

Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.

Holders of American Depositary Shares (ADSs)

Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the Depositary, The Bank of New York Mellon. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, The Bank of New York Mellon, can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 201 680 6825 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.

2. CORPORATE REPRESENTATIVES

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

3. AGM WEBCAST

If you are unable to come to the AGM you can watch via the webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the AGM via the webcast should log on to www.shell.com/agm/webcast and follow the online instructions. The webcast is not interactive and it is not possible to vote or ask questions remotely.

The webcast may include the question and answer sessions with shareholders present at the AGM, as well as background shots of those present in the auditorium. We have also arranged for photographs to be taken throughout the premises for the duration of the event to be kept in the Company’s photo library. These photographs may be used in future publications online or in print. If you attend the AGM in person, you may be included in photographs or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area.

4. ELECTRONIC PROXY APPOINTMENT

Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:

•

This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.

•

This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM in person and vote on behalf of the shareholder.

•	No special software is required in addition to internet access.

•

To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form. These numbers are unique to the particular holding and the 2014 AGM and contain special security aspects to prevent fraudulent replication.

•

In the interests of security, the reference numbers will not be re-issued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form.

•

An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus.

• Thefinal time for receipt of proxies is 18:00 (Dutch time), 17:00 (UK time) on Friday May 16, 2014. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted.

5. CREST ELECTRONIC PROXY APPOINTMENT

CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

14	NOTICE OF ANNUAL GENERAL MEETING 2014 REPORTS.SHELL.COM

SHAREHOLDER NOTES CONTINUED

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

6. AUDIT CONCERNS

Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditors’ report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

7. SHAREHOLDERS’ RIGHT TO ASK QUESTIONS

Any shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. See also “How to ask a question” on page 17.

8. SHAREHOLDERS’ RIGHTS UNDER SECTIONS 338 AND 338A OF THE COMPANIES ACT 2006

Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company not later than Monday April 7, 2014, being the date six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

9. ELECTRONIC PUBLICATION

A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/agm.

10. ELECTRONIC ADDRESSES

Shareholders may not use any electronic address in this Notice or any related documents (including the Chairman’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2014 AGM or the contents of this Notice other than for expressly stated purposes.

11. SHARES AND VOTING RIGHTS

The total number of Royal Dutch Shell plc ordinary shares in issue as at March 18, 2014, is 3,898,011,213 A shares and 2,440,410,614 B shares, and 50,000 sterling deferred shares. The A shares and the B shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury.

12. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays, Sundays and public holidays excluded), will also be available for inspection at the AGM from 09:45 (Dutch time) on the day of the AGM until the conclusion of the AGM:

•	a copy of each Executive Director’s contract of service; and

•	a copy of each Non-executive Director’s letter of appointment.

A copy of the rules of the Long-Term Incentive Plan, the Deferred Bonus Plan and the Restricted Share Plan is available for inspection during normal business hours at the registered office of the Company and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, United Kingdom, on any week day (Saturdays, Sundays and public holidays excluded) from the date of this Notice and will also be available for inspection at the AGM from 09:45 (Dutch time) on the day of the AGM until the conclusion of the AGM.

APPENDIX
15	NOTICE OF ANNUAL GENERAL MEETING 2014

APPENDIX

EMPLOYEE INCENTIVE PLANS – SUMMARY

Shareholders’ approval is sought for the adoption of three employee incentive plans (“the Plans”): a Long-Term Incentive Plan (“the LTIP”), a Deferred Bonus Plan (“the DBP”) and Restricted Share Plan (“the RSP”). When awards are made to individuals who are not Executive Directors and/or Executive Committee members of Royal Dutch Shell pIc (“the Company”), the LTIP will be known as “the Performance Share Plan” (“PSP”). A summary of the main features of the Plans is set out below, together with details of the way in which they are intended to operate. The remuneration policy under which the Plans will operate in relation to Directors is set out in the Directors’ Remuneration Report on pages 77 to 85 of the Annual Report and Form 20-F for the year ended December 31, 2013.

1. OPERATION OF THE PLANS

Awards under the Plans will normally only be made within a period of 42 days after the announcement of the Company’s results for any period. It is intended that most awards will be made on one occasion each year. If approved, it is intended that the first awards will be made in 2015. The Plans will all terminate, at the latest, 10 years after their adoption.

2. ELIGIBILITY

All employees of the Company, any subsidiaries and selected associated companies are eligible to participate in the Plans. Participation by Executive Directors will be at the discretion of the Remuneration Committee (“REMCO”).

3. AWARDS

Awards will normally vest three years after grant or at the end of the period over which a performance target is measured to the extent the performance target is satisfied.

Awards under the Plans are not transferable and benefits under the Plans are not pensionable.

Awards will be made over Royal Dutch Shell plc shares. Shares issued under the Plans will rank equally with the Royal Dutch Shell plc shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.

Royal Dutch Shell plc shares to be issued under the Plans may be A or B shares.

3.1. LTIP award

The LTIP allows for a conditional award of free Royal Dutch Shell plc shares. The limits applying to awards to Directors under the LTIP are set out in the Directors’ Remuneration Policy. If the adoption of the LTIP is approved, it is intended that the initial limits that will apply to any one participant in any one year will be as follows: (a) Royal Dutch Shell plc shares with a face value at grant equal to up to four times base salary may be awarded; and (b) a maximum of 200% of the Royal Dutch Shell plc shares awarded can vest to the extent that the performance targets are met.

3.2. DBP award

Participants defer a proportion of their annual bonus for an award of Royal Dutch Shell plc shares (“Deferred Bonus Shares”) which is released after three years. The Board will determine the proportion of annual bonus which must be deferred. Initially the proportion is intended to be 50%.

3.3. RSP award

The RSP allows for the grant of rights to acquire free Royal Dutch Shell plc shares. Awards under this plan will not be made to Executive Directors.

4. PERFORMANCE TARGETS

Performance targets will be measured over a period of at least three financial years of the Company. There will be no retesting of performance targets after the end of the measurement period.

4.1. LTIP performance targets

Vesting of awards under the LTIP will be conditional on the satisfaction of performance targets which will be determined ahead of any awards.

If the adoption of the LTIP is approved, the initial performance targets that will apply to the 2015 awards to Executive Directors will be linked to four measures relative to a group of comparator companies, over a performance period of three financial years. In addition to Royal Dutch Shell plc, the group currently comprises the four other major international integrated oil companies: BP; Chevron; ExxonMobil; and Total.

The four initial relative growth measures and weightings are total shareholder return (TSR) 30%, earnings per share (EPS) on a current cost of supplies basis 30%, net cash from operating activities 20% and return on average capital employed (ROACE) 20%. TSR is calculated in common currency (US dollars) and by reference to the share price performance of each company over the period, assuming dividends are reinvested in the company’s shares.

Each of the four measures can independently result in a vesting outcome. 80% of the shares awarded under the LTIP for a measure will be received if Royal Dutch Shell plc is in third place, 150% for second place and 200% for first place. No shares will be received for fourth and fifth place.

In the event the TSR ranking of Royal Dutch Shell plc is fourth or fifth a maximum of 100% of the shares awarded will vest based on the other measures.

REMCO retains discretion to adjust the calculated vesting outcome if it believes that this is distorted by circumstances which are unrelated to performance, for example reporting changes, ranking clustering, mathematical anomalies or corporate events in the comparator group. Upward discretion would only be considered after consultation with major shareholders. Detailed explanation of any such adjustment will be stated in the following Directors’ Remuneration Report.

For future awards, the same performance targets may apply or REMCO may choose a different performance test, which it considers similarly demanding. PSP awards may have a different performance test.

5. DIVIDENDS

Awards may be granted on the basis that a participant will receive, to the extent that an award vests, a cash amount or a number of Royal Dutch Shell plc shares equivalent to the value of dividends paid on the number of Royal Dutch Shell plc shares which vest in respect of the award from the date of the award until vesting or receipt of the Royal Dutch Shell plc shares.

6. HOLDING PERIODS

Awards may be subject to a holding period following vesting, during which time the participant may not sell or otherwise dispose of any shares which are subject to the holding period. Any holding period ceases to apply on the date the participant ceases to be an employee. Initially, a holding period of two years is intended to apply to LTIP awards.

7. SATISFACTION OF THE AWARDS

Awards will be satisfied by the transfer of existing shares, the issue of new shares or, in exceptional circumstances, by means of cash payment. Shares determined to be due pursuant to an award will be transferred to the participant free of charge.

8. CESSATION OF EMPLOYMENT

If a participant ceases to be an employee or a Director, their award will generally lapse but will continue (subject to the same performance targets) if employment terminates because of a participant’s ill-health, disability, injury, retirement as determined by the grantor, redundancy, on the completion of a fixed term contract or in other circumstances if allowed by the granting company. In the case of an RSP award, the award will lapse except where employment terminates because of a participant’s ill-health, disability, injury or death, in which case the award will vest on the date of cessation.

Where an award does not lapse as a result of cessation of employment, it may be prorated.

If a participant dies prior to the determination of the relevant performance target, their award will vest at the target level stated in the award on the date of death.

16	NOTICE OF ANNUAL GENERAL MEETING 2014 REPORTS.SHELL.COM

APPENDIX CONTINUED

If a participant’s employing company or business is sold outside the Royal Dutch Shell Group, the award will either be rolled over into new equivalent rights or will vest on the date of sale to the extent that any performance targets are satisfied at the time.

Because Deferred Bonus Shares under the DBP represent the bonus which a participant has already earned but agreed to defer, a participant who has been granted Deferred Bonus Shares under the DBP will still receive the Deferred Bonus Shares granted to him if he leaves employment.

9. CLAWBACK AND MALUS

Incentive awards may be made subject to adjustment events. At the discretion of REMCO, such an award may be adjusted before delivery (malus) or reclaimed after delivery (clawback) if an adjustment event occurs. Adjustment events will be specified in the award certificate and it is intended that they will, for example, relate to restatement of financial results due to (1) non-compliance with a financial reporting requirement or (2) misconduct by the Executive Director or misconduct through his direction or non-direction. REMCO retains the right to alter the list of adjustment events in respect of future awards.

In addition, REMCO will retain discretion in assuring itself that there is satisfactory underlying performance before releasing any award to Executive Directors and may withhold all or some of the shares awarded if it considers that the underlying performance (financial, environmental, safety or other) of the Company is inadequate.

10. VARIATION IN SHARE CAPITAL

Awards may be adjusted following rights issues, demergers and certain variations in the share capital of the Company including capitalisations and subdivisions, consolidations or reductions of capital.

11. TAKEOVERS AND RECONSTRUCTIONS

On a takeover or reconstruction, awards may be exchanged for equivalent awards over shares in the acquiring company. Awards which are subject to performance targets will be subject to an equivalent performance target.

If, on a takeover, the acquiring company does not agree to the exchange of awards, awards will instead vest to the extent that any performance targets are satisfied as at the date of the takeover.

12. DILUTION LIMITS

In any 10-year period, not more than 10% of the issued ordinary share capital of the Company may be issued or issuable under the Plans and under all other plans operated by the Company.

In addition, in any 10-year period, not more than 5% of the issued ordinary share capital of the Company may be issued or issuable under the Plans and under any other discretionary plans adopted by the Company.

These limits do not include rights which have lapsed or been surrendered.

Rights under the Plans may also be satisfied using treasury shares. If treasury shares are used, they will count towards the dilution limits set out above for so long as it is best practice to do so.

13. AMENDMENTS

Provisions related to eligibility, individual and dilution limits, rights attaching to awards and Royal Dutch Shell plc shares, adjustment of awards and other rights in the event of a variation in share capital and the amendment powers cannot be altered to the advantage of present or future participants without the prior approval of shareholders of the Company in general meeting. However, no such approval is required for changes to performance targets, for other changes or for minor changes intended to benefit the administration of the Plans, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for the Company, members of the Royal Dutch Shell Group or participants.

ATTENDANCE ARRANGEMENTS
17	NOTICE OF ANNUAL GENERAL MEETING 2014

ATTENDANCE ARRANGEMENTS

VENUE

Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands.

TIME

The AGM starts at 10:00 (Dutch time). Registration is open from 08:30 (Dutch time).

HOW TO ASK A QUESTION

There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING

All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. Poll cards will be distributed at the AGM for the purposes of voting.

REFRESHMENTS

Tea and coffee will be served before the AGM and a light lunch will be available after the AGM.

HOW TO GET THERE

The nearest tramstop is opposite the venue and is called the “Circustheater” tramstop. To travel from either Den Haag Hollands Spoor (HS) train station or The Hague Centraal (CS) train station it is necessary to take tram 9.

AIRPORT CONNECTIONS

Rotterdam The Hague Airport (www.rotterdamthehagueairport.nl) is the nearest international airport to The Hague, however many travellers prefer to use Amsterdam Schiphol Airport (www.schiphol.nl) as it offers better public transport links.

PARKING

The car park is located at Nieuwe Parklaan.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken for those persons wishing to take bags into the AGM. The use of electrical equipment and cameras will not be permitted during the AGM.

18	NOTICE OF ANNUAL GENERAL MEETING 2014 REPORTS.SHELL.COM
SHAREHOLDER PRESENTATION, LONDON AN INVITATION FROM JORMA OLLILA, CHAIRMAN

LOCATION, DATE AND TIME

The presentation will be held at The Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB, United Kingdom on Thursday May 22, 2014 at 11:00 (UK time). It is scheduled to last for approximately two hours. Registration is open from 09:30 (UK time).

ADMISSION

If you wish to attend the presentation, please take your Shareholder Presentation Admittance Card with you which is attached to your AGM Proxy Form or Voting Instruction Form. If you do not have an AGM Proxy Form or Voting Instruction Form, please contact the Company’s Registrar, Equiniti on 0800 169 1679 (UK) or +44 (0)121 415 7073.

REGISTRAR

The Company’s Registrar, Equiniti, will be present to answer any questions or deal with any share registration matters.

REFRESHMENTS

Tea and coffee will be served before the presentation and a light lunch will be available afterwards.

HOW TO GET THERE

The Mermaid Conference & Events Centre is located approximately two minutes from Blackfriars National Rail Station, and Blackfriars Underground station which is served by the District and Circle lines.

PARKING

There is a car park located in Queen Victoria Street just a few minutes from the venue.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system for those with hearing difficulties and a sign language interpreter will also be available during the presentation. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the presentation.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken for those persons wishing to take bags into the presentation. The use of electrical equipment and cameras will not be permitted during the presentation.

Dear Shareholder,

I would like to invite you to a presentation which I will be giving in London on Thursday May 22, 2014, (two days after the Company’s Annual General Meeting) along with Ben van Beurden, Chief Executive Officer and Simon Henry, Chief Financial Officer. The Company Secretary of Royal Dutch Shell plc and the Chairman of Shell UK Limited will also be present.

Whilst all shareholders are invited to attend, the presentation may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and have the opportunity to ask questions in person.

I look forward to meeting you.

Yours faithfully,

Jorma Ollila

Chairman

Royal Dutch Shell plc

This presentation is not part of the 2014 Annual General Meeting of Royal Dutch Shell plc.

SPECIFICATIONS

The paper used for this document is Satimat Green, an FSC®-certified paper, produced from 60% FSC-certified recycled fibre and 40% FSC-certified virgin fibre. All virgin fibres are ECF bleached, without using chlorine gas. The inks used are vegetable oil based.

Designed by Conran Design Group

Printed by Tuijtel under ISO 14001

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Annual General Meeting of ROYAL DUTCH SHELL PLC

Date: May 20, 2014

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

The Board of Directors recommend a vote in FAVOR of all resolutions.

	For	Against	Withheld
1 Receipt of Annual Report & Accounts	☐	☐	☐
2 Approval of Directors' Remuneration Policy	☐	☐	☐
3 Approval of Directors' Remuneration Report	☐	☐	☐
4 Appointment of Euleen Goh as a Director of the Company	☐	☐	☐
5 Appointment of Patricia A. Woertz as a Director of the Company	☐	☐	☐
Re-appointment of the following as a Director of the Company:			
6 Ben van Beurden	☐	☐	☐
7 Guy Elliott	☐	☐	☐
8 Simon Henry	☐	☐	☐
9 Charles O. Holliday	☐	☐	☐
10 Gerard Kleisterlee	☐	☐	☐
11 Jorma Ollila	☐	☐	☐
12 Sir Nigel Sheinwald	☐	☐	☐
13 Linda G. Stuntz	☐	☐	☐
14 Hans Wijers	☐	☐	☐
15 Gerrit Zalm	☐	☐	☐
16 Re-appointment of Auditors	☐	☐	☐
17 Remuneration of Auditors	☐	☐	☐
18 Authority to allot shares	☐	☐	☐
19 Disapplication of pre-emption rights	☐	☐	☐
20 Authority to purchase own shares	☐	☐	☐
21 Approval of Long Term Incentive Plan	☐	☐	☐
22 Approval of Deferred Bonus Plan	☐	☐	☐
23 Approval of Restricted Share Plan	☐	☐	☐
24 Authority for certain donations and expenditure	☐	☐	☐
Please mark this box if you wish to attend and vote at the Meeting in person in accordance with the instruction on the reverse side.	☐		

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Royal Dutch Shell plc (A & B Shares) to be held on May 20, 2014 for Holders as of April 10, 2014

INTERNET

Go To
www.proxypush.com/rds
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-866-307-0768
- Use any touch-tone telephone.
- **Have your Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time May 12, 2014.

PROXY TABULATOR FOR
ROYAL DUTCH SHELL PLC
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2014 Mediant Communications LLC. All Rights Reserved

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ROYAL DUTCH SHELL PLC

The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286

The undersigned, a registered holder of American Depositary Shares ("ADSs") representing ordinary shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of April 10, 2014 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying ordinary shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 20, 2014 including any adjournment thereof (the "Meeting"), in accordance with the instructions set forth herein.

In order to have the Depositary, its Custodian or its nominee vote the ordinary shares represented by such ADSs, this Voting Instruction Card must be received by the Depositary prior to the close of business on May 12, 2014.

If you wish to attend and vote in person at the Meeting, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 12, 2014.

These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying ordinary shares represented by such ADSs will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
ROYAL DUTCH SHELL PLC
P.O. Box 8016
CARY, NC 27512-9903

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES ("ADSs") REPRESENTING ORDINARY SHARES OF ROYAL DUTCH SHELL PLC

The Bank of New York Mellon (the "Depositary") has received notice that the Annual General Meeting (the "Meeting") of ROYAL DUTCH SHELL PLC will be held at the Circustheater, Circusstraat 4, The Hague, The Netherlands on May 20, 2014 at 10:00 a.m. (Dutch time).

This voting instruction card may be used by the registered holder of the ADSs in the name of the undersigned on the books of the Depositary as of the close of business on April 10, 2014, to either (i) request the Depositary, its Custodian or nominee (as appropriate) to appoint the registered holder as its proxy to attend the meeting and vote with respect to the number of Shares or other Deposited Securities represented by ADSs or (ii) instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities.

If you wish to attend and vote in person at the meeting the number of Deposited Securities represented by the ADSs, please mark the box on the reverse side of this voting instruction card, or if you wish you may instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. The voting instruction card must be received by the Depositary prior to the close of business on May 12, 2014.

The Bank of New York Mellon, as Depositary

To: Holders of American Depositary Shares (“ADSs”) of Royal Dutch Shell plc

Dear ADS Holder:

The Annual General Meeting of Royal Dutch Shell plc (the ‘Company’) will be held at the Circustheater, Circusstraat 4, The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 20, 2014.

The following shareholder documents are now available on the Company’s website to view or download:

Annual Report and Form 20-F for the year ended December 31, 2013

www.shell.com/annualreport

Strategic Report for the year ended December 31, 2013 1

www.shell.com/annualreport

Notice of the 2014 Annual General Meeting

www.shell.com/agm

If you do not have access to the internet and would like to obtain a hard copy of the Annual Report and Form 20-F for the year ended December 31, 2013, the Strategic report for the year ended December 31, 2013 or the Notice of the 2014 Annual General Meeting, please call 1-800-555-2470 if calling from the USA (toll free), or if calling from outside the USA please call 1-267-468-0786. Alternatively you may order online at www.shell.com/annualreport, or write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

The Bank of New York Mellon as Depositary

April 15, 2014

1 As a result of recent changes in UK legislation, the Company has produced a new document this year which replaces the Annual Review and Summary Financial Statements. The new document is called the Strategic Report and it comprises an extract from the full Annual Report and Form 20-F plus certain supplementary information. The Annual Review and Summary Financial Statements is no longer produced. The Sustainability Report and Investors’ Handbook are also available to view on the Company’s website and to order in paper form.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary

Date: April 17, 2014